Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Zions Bancorporation for the registration of debt securities, warrants or other rights, stock purchase contracts, units, common stock, preferred stock, and depositary shares and to the incorporation by reference therein of our reports dated March 3, 2014, with respect to the consolidated financial statements of Zions Bancorporation, and the effectiveness of internal control over financial reporting of Zions Bancorporation included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

April 21, 2014